January 29, 2020

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our supplemental response to your comments with respect to the Registrant’s Post-Effective Amendment 103 (“PEA No. 103”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 30, 2020 (accession number 0001398344-20-023741), related in particular to the concentration policies of the Fuller & Thaler Behavioral Unconstrained Equity Fund and the Fuller & Thaler Behavioral Micro-Cap Equity Fund, each a series of the Registrant (Comment 10 in our January 22, 2021 correspondence.) Our supplemental response to Comment 10 reflects telephone discussions that we had January 27, 2021 and revised disclosure that we provided to you by e-mail the same day, as well as the e-mail that you sent to us on January 28, 2021 stating you had no further comments.

Prospectus:

Comment 10. As noted in SEC comments provided in 2018, the Fuller & Thaler Behavioral Unconstrained Equity Fund’s concentration policy, as stated in the Fund’s Principal Investment Strategies on page 21 of the Fund’s Prospectus, appears to reserve discretion as to when or whether the Fund would concentrate. It has been the staff’s longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the Fund’s policy to remove this discretion or to clearly indicate when and under what conditions those changes would be made. The current disclosure is insufficient. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975). This comment also applies to the Fuller & Thaler Behavioral Micro-Cap Equity Fund.

Response to Comment 10 In response to this Comment 10, Registrant has modified the prospectus description of its concentration policy as reflected below. In doing so, we note that section 8(b)(1) of the 1940 Act requires a fund to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.1

[1]	See Investment Company Act Rel. No. 23064 at n. 100 (Mar. 13, 1998) (stating that "[t]he Commission has requested that the Division review its positions on concentration, consulting with industry representatives as appropriate, with a view toward allowing funds a greater degree of flexibility in establishing concentration policies") and The First Australia Fund, Inc., SEC Staff No-Action Letter (July 29, 1999). The staff has interpreted Section 8(b)(1) as requiring that the registrant need only briefly indicate, "insofar as is practicable, the extent to which the registrant intends" to [concentrate investments]. To the extent that specification is practicable, however, it is the duty of the [registered investment] company to furnish statements of policy or intention which are specific, precise and informative. See Investment Company Act Rel. No. 167 (July 23, 1941).

It is Registrant’s view that the revised disclosure below for the Fuller & Thaler Unconstrained Equity Fund and the Fuller & Thaler Behavioral Micro-Cap Equity Fund satisfies these requirements, and is also consistent with First Australia Fund no-action letter cited in footnote 1 below:

Fuller & Thaler Behavioral Unconstrained Equity Fund Concentration Disclosure

The Fund is non-diversified and therefore may invest a greater percentage of its net assets in the securities of fewer issuers than a diversified Fund. The Fund reserves the right to concentrate in a particular industry or group of industries by investing, consistent with the Fund’s investment policies and objectives, up to 35% of its assets in the equity securities of issuers in such industry or group of industries, if, at the time of investment, that industry or group of industries represents 10% or more of the Russell 3000®, the Fund’s benchmark index. While it is not possible to forecast exactly when and how this concentration will occur, it would most likely occur in industries where the strategy has historically had the highest weights: Semiconductors & Semiconductor Equipment; Technology Hardware, Storage & Peripherals; Internet & Direct Marketing Retail; Software; Electrical Equipment; Machinery; Biotechnology; and Specialty Retail.

Fuller & Thaler Behavioral Micro-Cap Equity Fund Concentration Disclosure

The Fund reserves the right to concentrate in a particular industry or group of industries by investing, consistent with the Fund’s investment policies and objectives, up to 35% of its assets in the equity securities of issuers in such industry or group of industries, if, at the time of investment, that industry or group of industries represents 10% or more of the Russell Microcap® Index, the Fund’s benchmark index. While it is not possible to forecast exactly when and how this concentration will occur, it would most likely occur in industries where the strategy has historically had the highest weights or currently see potential opportunities: Specialty Retail; Electronic Equipment, Instruments & Components; Health Care Equipment & Supplies; Semiconductors & Semiconductor Equipment; Hotels, Restaurants & Leisure; Textiles, Apparel & Luxury Goods; and Software.

We also have made corresponding changes to the Statement of Additional Information, including in particular with respect to disclosure regarding each Fund’s fundamental investment limitations.

If you have any additional questions, or need additional information, please contact me or Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,
/s/ Matthew Beck
Mr. Matthew Beck, Secretary
Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary